SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  19 June 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Transaction in Own Shares announcement made on 5 June 2006
             2.  Annual Information Update announcement made on 5 June 2006
             3.  Holding(s) in Company announcement made on 6 June 2006
             4.  Transaction in Own Shares announcement made on 6 June 2006
             5.  Transaction in Own Shares announcement made on 7 June 2006
             6.  Transaction in Own Shares announcement made on 7 June 2006
             7.  Transaction in Own Shares announcement made on 8 June 2006
             8.  Transaction in Own Shares announcement made on 9 June 2006
             9.  Transaction in Own Shares announcement made on 12 June 2006
            10.  Transaction in Own Shares announcement made on 14 June 2006
            11.  Director/PDMR Shareholding annoucement made on 15 June 2006

Enclosure No.1

Monday 5 June 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,500,000 ordinary shares at a price of 233.258 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 302,914,090 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,332,559,186.

Enclosure No.2

BT Group plc - Annual Information Update

5 June 2006

ANNUAL INFORMATION UPDATE


As required under the Prospectus (Directive 2003/71/EC) Regulations 2005 and paragraph 5.2 of the Prospectus Rules, and following publication of the Annual Report and Form 20-F on 31 May 2006, BT Group plc is pleased to provide its first Annual Information Update, in relation to information that has been published or made available to the public from 1 April 2005 up to and including 2 June 2006.

This Annual Information Update is being made available on the Investor Centre section of our website:
http://www.btplc.com/Thegroup/Companyprofile/Governance/Governance.htm

1. Announcements made via the London Stock Exchange's Regulatory News Service (RNS), a regulatory information service, on or around the dates indicated.

The announcements can be accessed by CTRL + click on the announcement, or from our website: http://www.btplc.com/Sharesandperformance/index.cfm


Date             Headline*
02/06/2006       BT Group PLC - Transaction in Own Shares
01/06/2006       BT Group PLC - Transaction in Own Shares
31/05/2006       BT Group PLC - Transaction in Own Shares
31/05/2006       BT Group PLC - Transaction in Own Shares
31/05/2006       BT Group PLC - Annual Report and Accounts
30/05/2006       BT Group PLC - Transaction in Own Shares
25/05/2006       BT Group PLC - Transaction in Own Shares
25/05/2006       BT Group PLC - BT Vision update
25/05/2006       BT Group PLC - Holding(s) in Company
24/05/2006       BT Group PLC - Transaction in Own Shares
24/05/2006       BT Group PLC - Transaction in Own Shares
23/05/2006       BT Group PLC - Transaction in Own Shares
23/05/2006       BT Group PLC - Director/PDMR Shareholding
22/05/2006       BT Group PLC - Transaction in Own Shares
19/05/2006       BT Group PLC - Transaction in Own Shares
18/05/2006       BT Group PLC - Director/PDMR Shareholding
18/05/2006       BT Group PLC - Final Results
Date             Headline*
16/05/2006       BT Group PLC - Director/PDMR Shareholding
09/05/2006       BT Group PLC - Blocklisting Interim Review
02/05/2006       BT Group PLC - Director/PDMR Shareholding
28/04/2006       BT Group PLC - BT buys dabs.com
24/04/2006       BT Group PLC - Pension Scheme Valuation
19/04/2006       BT Group PLC - Transaction in Own Shares
19/04/2006       BT Group PLC - Director/PDMR Shareholding
19/04/2006       BT Group PLC - Director/PDMR Shareholding
12/04/2006       BT Group PLC - Transaction in Own Shares
31/03/2006       BT Group PLC - Transaction in Own Shares
31/03/2006       BT Group PLC - Transaction in Own Shares
30/03/2006       BT Group PLC - Transaction in Own Shares
29/03/2006       BT Group PLC - Transaction in Own Shares
29/03/2006       BT Group PLC - Transaction in Own Shares
28/03/2006       BT Group PLC - Transaction in Own Shares
27/03/2006       BT Group PLC - Transaction in Own Shares
23/03/2006       BT Group PLC - Transaction in Own Shares
22/03/2006       BT Group PLC - Transaction in Own Shares
20/03/2006       BT Group PLC - Transaction in Own Shares
17/03/2006       BT Group PLC - Transaction in Own Shares
17/03/2006       BT Group PLC - Director/PDMR Shareholding
16/03/2006       BT Group PLC - Director/PDMR Shareholding
15/03/2006       BT Group PLC - Transaction in Own Shares
15/03/2006       BT Group PLC - Transaction in Own Shares
13/03/2006       BT Group PLC - Transaction in Own Shares
10/03/2006       BT Group PLC - Transaction in Own Shares
09/03/2006       BT Group PLC - Transaction in Own Shares
08/03/2006       BT Group PLC - Transaction in Own Shares
02/03/2006       BT Group PLC - Transaction in Own Shares
01/03/2006       BT Group PLC - Transaction in Own Shares
01/03/2006       BT Group PLC - Director Declaration
01/03/2006       BT Group PLC - Transaction in Own Shares
Date             Headline*
28/02/2006       BT Group PLC - Transaction in Own Shares
27/02/2006       BT Group PLC - Transaction in Own Shares
27/02/2006       BT Group PLC - Director/PDMR Shareholding
24/02/2006       BT Group PLC - Transaction in Own Shares
23/02/2006       BT Group PLC - Transaction in Own Shares
22/02/2006       BT Group PLC - Transaction in Own Shares
22/02/2006       BT Group PLC - Director/PDMR Shareholding
22/02/2006       BT Group PLC - Transaction in Own Shares
21/02/2006       BT Group PLC - Transaction in Own Shares
21/02/2006       BT Group PLC - Director/PDMR Shareholding
20/02/2006       BT Group PLC - Transaction in Own Shares
20/02/2006       BT Group PLC - Director/PDMR Shareholding
17/02/2006       BT Group PLC - Transaction in Own Shares
16/02/2006       BT Group PLC - Transaction in Own Shares
16/02/2006       BT Group PLC - Director/PDMR Shareholding
16/02/2006       BT Group PLC - Director/PDMR Shareholding
15/02/2006       BT Group PLC - Transaction in Own Shares
15/02/2006       BT Group PLC - Transaction in Own Shares
14/02/2006       BT Group PLC - Transaction in Own Shares
10/02/2006       BT Group PLC - Transaction in Own Shares
09/02/2006       BT Group PLC - 3rd Quarter Results
08/02/2006       BT Group PLC - Transaction in Own Shares
25/01/2006       BT Group PLC - Transaction in Own Shares
18/01/2006       BT Group PLC - Director Declaration
18/01/2006       BT Group PLC - Transaction in Own Shares
13/01/2006       BT Group PLC - Directorate Change
12/01/2006       BT Group PLC - Directorate Change
11/01/2006       BT Group PLC - Transaction in Own Shares
05/01/2006       BT Group PLC - Transaction in Own Shares
04/01/2006       BT Group PLC - Transaction in Own Shares
04/01/2006       BT Group PLC - Transaction in Own Shares
30/12/2005       BT Group PLC - Transaction in Own Shares
Date             Headline*
29/12/2005       BT Group PLC - Transaction in Own Shares
28/12/2005       BT Group PLC - Transaction in Own Shares
28/12/2005       BT Group PLC - Transaction in Own Shares
28/12/2005       BT Group PLC - Transaction in Own Shares
22/12/2005       BT Group PLC - Transaction in Own Shares
22/12/2005       BT Group PLC - Transaction in Own Shares
21/12/2005       BT Group PLC - Transaction in Own Shares
21/12/2005       BT Group PLC - Transaction in Own Shares
20/12/2005       BT Group PLC - Transaction in Own Shares
19/12/2005       BT Group PLC - Transaction in Own Shares
16/12/2005       BT Group PLC - Transaction in Own Shares
15/12/2005       BT Group PLC - Transaction in Own Shares
14/12/2005       BT Group PLC - Transaction in Own Shares
14/12/2005       BT Group PLC - Director/PDMR Shareholding
14/12/2005       BT Group PLC - Transaction in Own Shares
13/12/2005       BT Group PLC - Transaction in Own Shares
13/12/2005       BT Group PLC - BT to provide telecoms to Fiat
12/12/2005       BT Group PLC - Transaction in Own Shares
09/12/2005       BT Group PLC - Transaction in Own Shares
08/12/2005       BT Group PLC - Transaction in Own Shares
08/12/2005       BT Group PLC - Consumer day release
08/12/2005       BT Group PLC - Product Launch
07/12/2005       BT Group PLC - Transaction in Own Shares
07/12/2005       BT Group PLC - Transaction in Own Shares
06/12/2005       BT Group PLC - Transaction in Own Shares
05/12/2005       BT Group PLC - Transaction in Own Shares
02/12/2005       BT Group PLC - Transaction in Own Shares
01/12/2005       BT Group PLC - Transaction in Own Shares
30/11/2005       BT Group PLC - Transaction in Own Shares
30/11/2005       BT Group PLC - Transaction in Own Shares
29/11/2005       BT Group PLC - Transaction in Own Shares
28/11/2005       BT Group PLC - Transaction in Own Shares
Date             Headline*
25/11/2005       BT Group PLC - Transaction in Own Shares
24/11/2005       BT Group PLC - Transaction in Own Shares
23/11/2005       BT Group PLC - Transaction in Own Shares
23/11/2005       BT Group PLC - Transaction in Own Shares
22/11/2005       BT Group PLC - Transaction in Own Shares
21/11/2005       BT Group PLC - Transaction in Own Shares
18/11/2005       BT Group PLC - Transaction in Own Shares
17/11/2005       BT Group PLC - Transaction in Own Shares
16/11/2005       BT Group PLC - Transaction in Own Shares
16/11/2005       BT Group PLC - Transaction in Own Shares
15/11/2005       BT Group PLC - Transaction in Own Shares
15/11/2005       BT Group PLC - Director/PDMR Shareholding
14/11/2005       BT Group PLC - Transaction in Own Shares
14/11/2005       BT Group PLC - Director/PDMR Shareholding
11/11/2005       BT Group PLC - Transaction in Own Shares
10/11/2005       BT Group PLC - Transaction in Own Shares
10/11/2005       BT Group PLC - Interim results - highlights
10/11/2005       BT Group PLC - Interim Results
03/11/2005       BT Group PLC - BT Acquires Cara Group
02/11/2005       BT Group PLC - Transaction in Own Shares
31/10/2005       BT Group PLC - Acquisition OF TNS
26/10/2005       BT Group PLC - Transaction in Own Shares
19/10/2005       BT Group PLC - Transaction in Own Shares
12/10/2005       BT Group PLC - Transaction in Own Shares
11/10/2005       BT Group PLC - EAB board appointments
07/10/2005       BT Group PLC - Transaction in Own Shares
06/10/2005       BT Group PLC - Transaction in Own Shares
06/10/2005       BT Group PLC - Directorate Change
05/10/2005       BT Group PLC - Transaction in Own Shares
05/10/2005       BT Group PLC - Transaction in Own Shares
04/10/2005       BT Group PLC - Transaction in Own Shares
03/10/2005       BT Group PLC - Transaction in Own Shares
Date             Headline*
30/09/2005       BT Group PLC - Transaction in Own Shares
30/09/2005       BT Group PLC - Blocklisting Interim Review
29/09/2005       BT Group PLC - Transaction in Own Shares
28/09/2005       BT Group PLC - Transaction in Own Shares
28/09/2005       BT Group PLC - Transaction in Own Shares
28/09/2005       BT Group PLC - Acquisition Infonet Germany
27/09/2005       BT Group PLC - Transaction in Own Shares
26/09/2005       BT Group PLC - Transaction in Own Shares
26/09/2005       BT Group PLC - BT Finance BV accounts
23/09/2005       BT Group PLC - Transaction in Own Shares
22/09/2005       BT Group PLC - Transaction in Own Shares
22/09/2005       BT Group PLC - openreach establishment
22/09/2005       BT Group PLC - Ofcom settlement
21/09/2005       BT Group PLC - Transaction in Own Shares
21/09/2005       BT Group PLC - Director/PDMR Shareholding
20/09/2005       BT Group PLC - Transaction in Own Shares
20/09/2005       BT Group PLC - Director/PDMR Shareholding
19/09/2005       BT Group PLC - Transaction in Own Shares
16/09/2005       BT Group PLC - Transaction in Own Shares
16/09/2005       BT Group PLC - Director/PDMR Shareholding
15/09/2005       BT Group PLC - Transaction in Own Shares
15/09/2005       BT Group PLC - Transaction in Own Shares
15/09/2005       BT Group PLC - Director/PDMR Shareholding
14/09/2005       BT Group PLC - Transaction in Own Shares
13/09/2005       BT Group PLC - Transaction in Own Shares
12/09/2005       BT Group PLC - Transaction in Own Shares
09/09/2005       BT Group PLC - Transaction in Own Shares
08/09/2005       BT Group PLC - Transaction in Own Shares
08/09/2005       BT Group PLC - Holding(s) in Company
07/09/2005       BT Group PLC - Transaction in Own Shares
07/09/2005       BT Group PLC - Transaction in Own Shares
02/09/2005       BT Group PLC - Transaction in Own Shares
Date             Headline*
01/09/2005       BT Group PLC - Director/PDMR Shareholding
01/09/2005       BT Group PLC - Transaction in Own Shares
31/08/2005       BT Group PLC - Transaction in Own Shares
31/08/2005       BT Group PLC - Transaction in Own Shares
30/08/2005       BT Group PLC - Transaction in Own Shares
26/08/2005       BT Group PLC - Transaction in Own Shares
25/08/2005       BT Group PLC - Transaction in Own Shares
24/08/2005       BT Group PLC - Transaction in Own Shares
24/08/2005       BT Group PLC - Transaction in Own Shares
23/08/2005       BT Group PLC - Transaction in Own Shares
22/08/2005       BT Group PLC - Transaction in Own Shares
19/08/2005       BT Group PLC - Transaction in Own Shares
18/08/2005       BT Group PLC - Transaction in Own Shares
17/08/2005       BT Group PLC - Transaction in Own Shares
17/08/2005       BT Group PLC - Transaction in Own Shares
16/08/2005       BT Group PLC - Transaction in Own Shares
16/08/2005       BT Group PLC - Director/PDMR Shareholding
16/08/2005       BT Group PLC - Director/PDMR Shareholding
16/08/2005       BT Group PLC - Senior Executive change
15/08/2005       BT Group PLC - Transaction in Own Shares
12/08/2005       BT Group PLC - Transaction in Own Shares
11/08/2005       BT Group PLC - Transaction in Own Shares
10/08/2005       BT Group PLC - Transaction in Own Shares
10/08/2005       BT Group PLC - Transaction in Own Shares
09/08/2005       BT Group PLC - Transaction in Own Shares
08/08/2005       BT Group PLC - Transaction in Own Shares
05/08/2005       BT Group PLC - Transaction in Own Shares
05/08/2005       BT Group PLC - Director/PDMR Shareholding
04/08/2005       BT Group PLC - Transaction in Own Shares
04/08/2005       BT Group PLC - Transaction in Own Shares
03/08/2005       BT Group PLC - Director/PDMR Shareholding
03/08/2005       BT Group PLC - Director/PDMR Shareholding
Date             Headline*
03/08/2005       BT Group PLC - Director/PDMR Shareholding
03/08/2005       BT Group PLC - Director/PDMR Shareholding
03/08/2005       BT Group PLC - Director/PDMR Shareholding
03/08/2005       BT Group PLC - Director/PDMR Shareholding
02/08/2005       BT Group PLC - Director/PDMR Shareholding
01/08/2005       BT Group PLC - Transaction in Own Shares
29/07/2005       BT Group PLC - Transaction in Own Shares
28/07/2005       BT Group PLC - Transaction in Own Shares
28/07/2005       BT Group PLC - 1st Quarter - Appendix B
28/07/2005       BT Group PLC - 1st Quarter Results
28/07/2005       BT Group PLC - 1st Quarter - Appendix A
22/07/2005       BT Group PLC - AGM Statement
20/07/2005       BT Group PLC - Transaction in Own Shares
15/07/2005       BT Group PLC - Director/PDMR Shareholding
15/07/2005       BT Group PLC - Director/PDMR Shareholding
13/07/2005       BT Group PLC - Transaction in Own Shares
13/07/2005       BT Group PLC - AGM Statement
06/07/2005       BT Group PLC - Transaction in Own Shares
01/07/2005       BT Group PLC - Transaction in Own Shares
29/06/2005       BT Group PLC - Transaction in Own Shares
28/06/2005       BT Group PLC - Director Shareholding
28/06/2005       BT Group PLC - Director Shareholding
27/06/2005       BT Group PLC - Transaction in Own Shares
23/06/2005       BT Group PLC - Ofcom Strategic review
22/06/2005       BT Group PLC - Transaction in Own Shares
20/06/2005       BT Group PLC - Holding(s) in Company
16/06/2005       BT Group PLC - Transaction in Own Shares
15/06/2005       BT Group PLC - Transaction in Own Shares
15/06/2005       BT Group PLC - Transaction in Own Shares
15/06/2005       BT Group PLC - Director Shareholding
15/06/2005       BT Group PLC - Director Shareholding
15/06/2005       BT Group PLC - Fixed/mobile phone launch
Date             Headline*
13/06/2005       BT Group PLC - Director Shareholding
13/06/2005       BT Group PLC - Transaction in Own Shares
10/06/2005       BT Group PLC - Transaction in Own Shares
09/06/2005       BT Group PLC - Transaction in Own Shares
08/06/2005       BT Group PLC - Transaction in Own Shares
07/06/2005       BT Group PLC - Transaction in Own Shares
06/06/2005       BT Group PLC - Transaction in Own Shares
03/06/2005       BT Group PLC - Transaction in Own Shares
03/06/2005       BT Group PLC - Director Shareholding
01/06/2005       BT Group PLC - Transaction in Own Shares
01/06/2005       BT Group PLC - Director Shareholding
01/06/2005       BT Group PLC - Transaction in Own Shares
01/06/2005       BT Group PLC - Director Shareholding
01/06/2005       BT Group PLC - Annual Report and Accounts
31/05/2005       BT Group PLC - Transaction in Own Shares
25/05/2005       BT Group PLC - Holding(s) in Company
25/05/2005       BT Group PLC - Transaction in Own Shares
24/05/2005       BT Group PLC - Director Shareholding
24/05/2005       BT Group PLC - Director Shareholding
20/05/2005       BT Group PLC - Transaction in Own Shares
20/05/2005       BT Group PLC - Director Shareholding
20/05/2005       BT Group PLC - Director Shareholding
19/05/2005       BT Group PLC - Preliminary Results
17/05/2005       BT Group PLC - Director Shareholding
17/05/2005       BT Group PLC - Director Shareholding
11/05/2005       BT Group PLC - Transaction in Own Shares
04/05/2005       BT Group PLC - Acquisition of SkyNet
29/04/2005       BT Group PLC - Radianz acquisition complete
28/04/2005       BT Group PLC - 21CN Network Suppliers
20/04/2005       BT Group PLC - Transaction in Own Shares
15/04/2005       BT Group PLC - Director Shareholding
15/04/2005       BT Group PLC - Director Shareholding
Date             Headline*
13/04/2005       BT Group PLC - Transaction in Own Shares
08/04/2005       BT Group PLC - Acquisition
06/04/2005       BT Group PLC - Transaction in Own Shares



Copies of the announcements listed above were also lodged/filed with the SEC on around the dates indicated.


2. Documents filed at Companies House

All of the documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated.


Date            Type         Description
01/06/2006      88(2)R       Return of allotment of shares
30/05/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
25/05/2006      88(2)R       Return of allotment of shares
18/05/2006      88(2)R       Return of allotment of shares
12/05/2006      88(2)R       Return of allotment of shares
26/04/2006      88(2)R       Return of allotment of shares
25/04/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
21/04/2006      88(2)R       Return of allotment of shares
20/04/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
13/04/2006      169(1B)      Return by a public company purchasing its own shares for holding in Treasury
12/04/2006      88(2)R       Return of allotment of shares
11/04/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
10/04/2006      88(2)R       Return of allotment of shares
13/04/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
03/04/2006      288b         Director resigned
06/04/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
28/03/2006      288c         Director's Particulars Changed
28/03/2006      169(1B)      Return by a public company purchasing its own shares for holding in Treasury
30/03/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
30/03/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
10/04/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
15/03/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury




Date            Type         Description
08/03/2006      169(1B)      Return by a public company purchasing its own shares for holding in Treasury
08/03/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
08/03/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
27/02/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
15/02/2006      88(2)R       Return of allotment of shares
13/03/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
07/02/2006      88(2)R       Return of allotment of shares
01/02/2006      288a         Director appointed
01/02/2006      288a         Director appointed
01/02/2006      88(2)R       Return of allotment of shares
01/02/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
26/01/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
25/01/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
23/01/2006      169(1B)      Return by a public company purchasing its own shares for holding in Treasury
17/01/2006      88(2)R       Return of allotment of shares
17/01/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
11/01/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
10/01/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
10/01/2006      169(1B)      Return by a public company purchasing its own shares for holding in Treasury
10/01/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
03/01/2006      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
20/12/2005      169(1B)      Return by a public company purchasing its own shares for holding in Treasury
16/12/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
08/12/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
07/12/2005      169(1B)      Return by a public company purchasing its own shares for holding in Treasury
05/12/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
29/11/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
22/11/2005      88(2)O       Return of allotment of shares
18/11/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
18/11/2005      88(2)R       Return of allotment of shares


Date            Type         Description
15/11/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
07/11/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
03/11/2005      88(2)R       Return of allotment of shares
27/10/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
26/10/2005      169(1B)      Return by a public company purchasing its own shares for holding in Treasury
20/10/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
19/10/2005      88(2)R       Return of allotment of shares
12/10/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
07/10/2005      169(1B)      Return by a public company purchasing its own shares for holding in Treasury
04/10/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
28/09/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
22/09/2005      169(1B)      Return by a public company purchasing its own shares for holding in Treasury
22/09/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
28/09/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
21/09/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
21/09/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
13/09/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
09/09/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
06/09/2005      169(1B)      Return by a public company purchasing its own shares for holding in Treasury
05/09/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
25/08/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
24/08/2005      169(1B)      Return by a public company purchasing its own shares for holding in Treasury
22/08/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
12/08/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
11/08/2005      88(2)R       Return of allotment of shares
08/08/2005                   Resolutions passed at AGM on 13 July 2005
08/08/2005      88(2)R       Return of allotment of shares
05/08/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
02/08/2005      88(2)R       Return of allotment of shares
30/07/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
Date            Type         Description
28/07/2005      88(2)R       Return of allotment of shares
21/07/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
18/07/2005      169(1B)      Return by a public company purchasing its own shares for holding in Treasury
14/07/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
15/07/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
07/07/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
04/07/2005      AA           Group of companies' accounts made up to 31/03/05
30/06/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
28/06/2005      169(1B)      Return by a public company purchasing its own shares for holding in Treasury
29/06/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
22/06/2005      169(1B)      Return by a public company purchasing its own shares for holding in Treasury
18/06/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
08/06/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
03/06/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
27/05/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
18/05/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
12/05/2005      288c         Director's Particulars Changed
11/05/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
08/12/2005      363a         Annual Return
27/04/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
21/04/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
13/04/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
13/04/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
06/04/2005      169A(2)      Return by a public company cancelling or selling or transferring shares from Treasury
05/04/2005      169(1B)      Return by a public company purchasing its own shares for holding in Treasury


All of the documents above are available for download from the Companies House website at: www.companieshouse.gov.uk or can be obtained from Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ.




3.       Documents submitted to the FSA

Each of the documents below was submitted to the FSA on or around the dates indicated.


Date          Document
31/05/06      Annual Report and Form 20-F 2006
31/05/06      Annual Review & Notice of Meeting 2006 (inc summary financial statement)
31/05/06      Shareholder magazine - Forward
17/07/05      Resolutions after AGM 2005
01/06/05      Annual Report and Form 20-F 2005
01/06/05      Annual Review and summary financial statement 2005
01/06/05      Notice of Annual General Meeting 2005



Documents sent to the FSA can be viewed at the Document Viewing Facility situated at the Financial Services Authority, 25 The Colonnade, Canary Wharf, London, E14 5HS.



The shareholder reports and Notices of AGM are also available on the Investor Centre section of our website: http://www.btplc.com/Sharesandperformance/ index.cfm



The information referred to in this Annual Information Update was correct when it was published but may now be out of date.

Enclosure No.3

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

BT Group plc

2) Name of shareholder having a major interest

Brandes Investment Partners

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Total holding of the above shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered holder                          number of shares

Brandes Investment Partners, LP              415,169,137

5) Number of shares/amount of stock acquired

n/a

6) Percentage of issued class

4.98%

7) Number of shares/amount of stock disposed

n/a

8) Percentage of issued class-

n/a

9) Class of security

Ordinary shares of 5p in BT Group plc

10) Date of transaction

n/a

11) Date company informed

n/a

12) Total holding following this notification

Total holding of 415,169,137 shares

13) Total percentage holding of issued class following this notification

4.98%


14) Any additional information

This notification is in response to a letter received in accordance with Section 134 of the Companies Act 1989 informing BT Group plc of a notifiable interest in the issued share capital of BT Group plc in accordance with section 198(2) of the Act.


15) Name of contact and telephone number for queries

Graeme Wheatley, 020 7356 6372

16) Name of authorised company official responsible for making this notification

Graeme Wheatley, 020 7356 6372


Date of notification 06 June 2006

Enclosure No.4

Tuesday 6 June 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,500,000 ordinary shares at a price of 229.8387 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 305,414,090 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,330,059,186.

Enclosure No.5

Wednesday 7 June 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 236,681 ordinary shares at a maximum price of 201.62 pence per share and a minimum price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 305,177,409 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,330,295,867.

Enclosure No.6

Wednesday 7 June 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,500,000 ordinary shares at a price of 232.66 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 306,677,409 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,328,795,867.

Enclosure No.7

Thursday 8 June 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,500,000 ordinary shares at a price of 232.87 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 308,177,409 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,327,295,867.

Enclosure No.8

Friday 9 June 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,500,000 ordinary shares at a price of 234.81 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 309,677,409 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,325,795,867.

Enclosure No.9

Monday 12 June 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,500,000 ordinary shares at a price of 232.86 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 311,177,409 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,324,295,867.

Enclosure No.10

Wednesday 14 June 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 36,402 ordinary shares at a price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 311,141,007 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,324,332,269.

Enclosure No.11

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

BEN VERWAAYEN

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RECOVERY OF 9,062 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

RECOVERY OF 9,062 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

17.05.06 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

18.05.06

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 15 JUNE 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 24,228,780 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 67,620 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

15.06.06

END


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 19 June 2006